EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES SIGNING OF ASSET PURCHASE AGREEMENT WITH CANAM BIORESEARCH INC. FOR ACQUISITION OF INTELLECTUAL PROPERTY

WINNIPEG, CANADA – (June 24, 2024) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today announces it has signed an asset purchase agreement ("Agreement") with CanAm Bioresearch Inc. ("CanAm") for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use (the "Proposed Transaction").

Medicure believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure, and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval. These new chemical entities are not being applied in Medicure’s current Phase 3 study evaluating the use of MC-1 for the prevention or treatment of seizures associated with pyridox(am)ine 5’-phosphate oxidase (PNPO) deficiency.

Key Terms of the Agreement

Pursuant to the Agreement, Medicure International Inc., a wholly owned subsidiary of Medicure, has agreed to acquire, subject to the conditions contained in the Agreement, all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”), the processes for their preparation, compositions containing P5P Analogues, and methods of medical treatment containing P5P Analogues (the "Assets"). In consideration for the Assets, Medicure has agreed to pay to CanAm a $100,000 cash payment on the closing date, in addition to the following milestone payments: (i) $500,000, earned upon Medicure filing its first investigational new drug application ("IND Application") related to P5P Analogues; (ii) $250,000, earned upon the Medicure filing its first New Drug Application ("NDA") related to P5P Analogues; and (iii) $500,000, earned upon Medicure obtaining an NDA approval for P5P Analogues.

In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000,000; and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

In the event Medicure retains a contract research organization ("CRO") to provide services related to development of P5P Analogues, CanAm, a CRO, would be entitled to tender a bid for such services, in addition to having an opportunity to match quotes for CRO services provided by third-party organizations.

In the event that Medicure does not file an IND Application within 7 years from the closing date of the Proposed Transaction, CanAm shall have the option at any time after such date to repurchase the Assets from Medicure, at a price equal to the aggregate of all expenses incurred by Medicure in connection with the development of P5P Analogues, but, in any event, not exceeding the sum of $6,500,000 USD.

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Closing of the Proposed Transaction is subject to a number of terms and conditions, including without limitation, CanAm completing certain intellectual property filings with respect to the patent application it holds for P5P Analogues, the parties obtaining all necessary consents, orders and regulatory approvals, including approval of the TSX Venture Exchange ("TSXV"), and certain other customary closing conditions.

All dollars are Canadian dollars unless otherwise noted.

About CanAm

Founded in 2000, CanAm is a privately held medicinal chemistry contract research organization providing drug discovery services, and is located in Winnipeg, Canada.

As Medicure's CEO and Chairman of the board of directors, Dr. Albert D. Friesen, is the President and shareholder of the parent company of CanAm, the Proposed Transaction will constitute a "related party transaction" in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Proposed Transaction will be exempt from the formal valuation and the minority shareholder approval requirements of MI 61-101, as no securities of Medicure are listed or quoted on any of the specified markets listed in section 5.5(b) of MI 61-101 and, at the time the Proposed Transaction was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Proposed Transaction, insofar as it involves interested parties, exceeded 25% of Medicure's market capitalization.

No finder's fee is expected to be payable in connection with the Proposed Transaction.

Due to Dr. Friesen's involvement with CanAm, a special committee (the "Special Committee") of independent directors was established to consider the Proposed Transaction without conflict of interest and to negotiate the terms of the Agreement. The Special Committee unanimously determined that the Proposed Transaction is in the best interests of Medicure and recommended that the board of directors of Medicure approve the Agreement.

About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. ("Marley Drug®"), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:http://medicure.mediaroom.com/alerts

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Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. More particularly and without limitation, this press release contains forward-looking statements and information regarding the completion of the Proposed Transaction, the acquisition of the Assets by Medicure and the ability of the new chemical compounds acquired to provide improvements over existing lead compounds. Except as may be required by Canadian securities laws, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, failure of the parties to satisfy the conditions for the completion of the Proposed Transaction, termination of the Agreement, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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